Filed by Comcast Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: The Walt Disney Company
Commission File No. 001-11605

Date: March 9, 2004

     The following is a transcript of Comcast Corporation’s Keynote Presentation at Bear Stearns’ 17th Annual Media, Entertainment & Information Conference:

Moderator

Okay, good afternoon. Once again, thank you for being our guest. This afternoon, we are privileged to have Brian Roberts, Comcast Corporation. Brian is going to come up, do a short presentation on the company. Then, he and I are going to sit down for a little bit of a chat and then, we are going to open it up to Q&A and then, get you out to the next group of presentation. So, let me ask Brian to please come up. I give you Brian Roberts. [Applause]

Brian L. Roberts - Comcast Corporation - President & CEO

Would it be rude to say thanks for that scintillating introduction. I will say thanks for the scintillating lunch. In all seriousness, I look forward to the Q&A session, but given everything that’s happening in our life right now, we felt it very important to just take a minute and step back and talk a little bit about where Comcast is and where we are heading. There is our safe harbor. You can all read it on the Web in greater detail. We are thrilled with how the last couple of years have gone at our company. We are now the largest US cable operator. Our super fast-growing broadband business continues to amaze me and we will talk a little bit about that and we have a growing and valuable portfolio cable companies, cable programming channels, and I’ll talk about that in a second.

We just came from Phoenix, where we had 550 people; very similar feeling in for a three-day management meeting that we hadn’t done in five years. We really, the big, brought out where we headed, what’s the next five years going to look like and some of these staffs came and just shocked me. Look at where we were in 1998 in revenue compared to 2003, and of course you will see cash flow grew a lot faster than revenue as we grew innovated and acquired many companies. We’ve gone from 4.5 million customers to 21.5 million. We are now managing over 60,000 employees. At the same time, we have been fortunate in participating either with partners or by ourselves in various content opportunities. The most notable is QVC, where we put in about $300 million and over approximate 10-year period, it had a 37% compounded rate of growth. At the time we made our bid for QVC, our stock went down 23% the next day, I believe. A lot of investors wondered if QVC could function owned by Comcast and when we turned and sold it, a number of investors said you’ll never sell, it has been too good of a story and when we got $14 billion, we proved them wrong and E! Entertainment started for $500 million was our purchase price, $550 million worth hopefully, more than $2 billion and right on down the line. One of the trends that I think we’ve been able to spot is what is going to happen next in cable. We saw The Golf Channel and other channels, the niching of -- the subniching of the niches, Golf Channel has $100 million of EBITDA when it started, people laughed at the idea of a full-time Golf Channel.

We now have a new channel G4 for video game enthusiasts. Video games are now bigger than home video in terms of Blockbuster rentals. It’s unbelievably great idea channel, I think just like MTV was to music videos. In the room today is Alfred Liggins from Radio One, our partner in TV One, a targeted African American Channel. But really 2003 was the defining year in integration of AT&T, and I just want to make sure everyone, as we start the conversation with Ray, we have level set where we are. We took on a company 1.5 times our size with 12.5 million customers and every single major operating metric was improved and then met during the year.

We took cash flow, still in my opinion, the most important metric from $4.9 billion to $6.35 billion in one year. We’ve given guidance for ‘04 of another $1 billion or so on top of that. We took their margins from AT&T from 16%, which was the low point to 35% in one year. We will improve that to where the combined company will have a 40% margin by the fourth quarter of this year. We took a company that was bleading basic subscribers to satellite and other competitors and we made them more competitive and more focused and we added 140,000. So, nearly a 550,000 customer swing in one year. We put out guidance that we will add customers again this year and we are, I believe, going to meet every guidance that we put out for this year. And we -- most importantly, said we are going to do the world’s fastest rebuild of cable infrastructure and we now are over 93% and on our way to north of 95% rebuild for the AT&T Systems, Comcast already at 99%. So, the plans that we made all happened right out of the box, and you will see here that the products that drive the cash flow such as digital cable continue to grow. We added 1m units last year of digital and we are adding again another 1m this year, and we are going to do a company presentation later, so I am going to go real fast now through some of this that John can -- and Marlene can talk about for those of you that want to know more. But we have a strategy to personalize television with the digital box with video-on-demand high-definition and personal video recorders, digital video recorders to be rolled out in all our markets and what that’s going to allow you to do is to have TV on your terms.

We have three forms of video-on-demand. Impulse, subscription, and ‘best of’ and I have to tell you that in Philadelphia, where we pioneered this and we have 850,000 homes and digital boxes. Every month, we are constantly blown away by what’s happening. January, our most recent data, February, be out soon. We had – where the month before, it was 50% of our customers using the products, it is now creeping up to 60%. We have -- where it was once nine or ten times, or eight times per month, the average box is up to close to 15 uses per month and the average home is close to 20 uses per month, because they have more than one box. Those uses mean actually downloading a show to the box and the statistics continue to grow. We added about 2,000 hours of content. We just had our meeting in Phoenix, our engineers basically talked about how the technology of video-on-demand is following Moore’s Law very carefully and closely and we are going to soon be able to double the capacity of the servers for half the price. So, it is not far down the road when you can see a world with 10,000 hours of choices for the consumer or more for not much incremental capital.

High-speed Internet is fantastic. We started the year and we said we would do 1.2 million high-speed Internet connections. We later revised that several times and we came in right around 1.7m high-speed Internet connections, and we got to 5.3 million. We have given guidance -- if you pick the middle of the guidance, you’d get 6.9m by the end of the year. Now, with all the noise of DSL competition, price cuts, and this and that, we are north of $40 in average revenue, we are growing faster than we anticipated at the beginning of the year. And I think at times, investors sometimes get confused or lose sight of the forest from the trees on how fantastic this business is. We have 4,000 locations now selling our products on behalf of Comcast. At retail, we completely market ourselves differently. We are developing a portal that allows consumers to have just the best of broadband.

At our conference in Phoenix, we had some guest speakers, one of which was Barry Diller, who came and looked at our portal and how it was working and we were showing how video in the portal is going to change the way people use broadband. See in a little camera and you can do video email and you just do it like a regular email and then when the receiver gets it, they click on it and the video plays. No downloading of players. We will have that in all of our 6.9 million portals in the next -- by the second half of the year. We have video chat, video phone, all the benefits of IP. We had Microsoft in the Xbox Live. The beginning of broadband content is so exciting. I think you are going to see high-speed Internet continue to grow and people are going to be impressed with where we can take it. Telephony continues to be a business that we are preparing the way to go into voiceover IP. Our first priority at Comcast when we inherited AT&T Broadband was to take the money losing operation and get it to moneymaking. That meant losing subs that were unprofitable, that meant tightening up the bad debt limits, and running it in a totally different way. We are pleased -- we believe now to be around 25% operating margins, and we are now ready to take the world’s largest non-phone company or the U.S.’s largest non-facilities based RBOC with 1.2m or so customers, and leverage that platform to voiceover IP, and we have several markets this year that we are going to be rolling the service out, and with voiceover IP, I think you’re positioned to see another growth business down the road.

Equally exciting this last year was what John Alchin and his team did to the balance sheet. If you actually go back to where we were in AT&T, and the reason I am showing this slide is, I am thrilled with what’s happened with AT&T, but I am also -- you will see why we felt AT&T Broadband was a must have event for our company, and to preview the rate conversation, it’s not a must have situation on any other situation we’ve ever seen including Disney. But that doesn’t change where we are and what we are doing, but I think this transformed our company and has put us in a position that is, I think, enviable. Go back to the day of closing, November 18, 2002. On a pro forma basis, we had $34.8 billion of debt. Now, the first thing we did and we did it before we bid, we asked Microsoft to convert $5 billion of their debt that was on the AT&T balance sheet into $5 billion of Comcast common stock. They did so at approximately $42 a share of Comcast stock. We then, through the prudent pay down of debt, through sale of non-strategic assets and then the QVC transaction, we are at a pro forma debt, excluding cash, of $21.1 billion; perhaps the most aggressive pay down of debt in corporate history. Our balance sheet, while the cash flow was going up, debt has come down, has never been in a stronger position. And on top of that, we have $10 billion to $12 billion of non-strategic assets, $1.5 billion of Liberty, $1.5 billion of Time Warner, 21% in Time Warner Cable, and some other cable partnerships where we are in-process working out how to either turn them into operating assets or monetize them and pay off debt further.

That therefore, leads us to the following picture. From 2002 to what we would probably be in 2005 based on estimates, based on the consensus research, you would see that our capital hit the high watermark of the two companies of over $5 billion two years ago. $4 billion last year, three point something -- $3 billion or $4 billion this year, and so on for next year. Rebuild is almost finished this year, we get to 99% or 98% company wide this year. If you take almost any estimate you want for EBITDA growth, we’ve been compounding, we said this year 15% to 17% in ‘04, pick any numbers you want. It doesn’t really change the story. We are going to go from zero free cash flow last year and we were going to be at free cash flow without AT&T and we did have free cash flow last year, but AT&T of course, we took that free cash flow, put it back in the business, we go to $2 billion and on our way to over $4 billion of free cash flow in the next couple of years. So therefore, why Disney?

Well. We can talk a little bit about this in the Q&A, but our view was you don’t get to pick the time of your opportunities, they pick you. And right or wrong, we anticipated that this was a company at a moment in time that was going to its shareholders and its board -- were going to be in a position to consider its strategic future, and its strategic alternatives. And I believe then, I believe now that if you put the two companies together in a rational way, fair to both sets of shareholders, that the resulting company would be better for both sets of shareholders. You will be able to take our technology and our distribution, our fear (ph) in 22 million American homes in the best cities, 22 of the top 25 cities in the country and accelerate the change that we fundamentally believe is happening to television in this country. In the next five years, as personalization and TV on your terms happens, those companies that are aggressively, as Ted Turner did, or HBO, or John Malone did with Discovery Channe,l were there at the beginning of the next generation. Those were the winners in wealth creation. None of the existing broadcasters started CNN, or ESPN, or BET, or Discovery Channel, or HBO, or Show Time. We go right on down the most popular cable channels, but they had the capacity to do so, and I think that it’s our view that we can help take the content, and the libraries, and the portfolio of The Walt Disney Company and help accelerate its growth rate. At the same time, I think that for our shareholders, if we do it in a prudent way, we can take a company that makes $1.4 billion less today than they made five years ago, that we can get in and what we do well is integrate, and operate, and revitalize a company that perhaps can create value at a faster rate for both companies. And is it something we have to do? No. AT&T tripled the size of Comcast and put us in markets that we otherwise could not be in. There are many different ways of where we could go from that point, but we saw the company reaching this inflection point and said this is a fair proposition, we’d like to take a shot, if it happens, great, if it doesn’t, life goes on because we are going to continue to stay focused and operate our core business.

For those of you who have never invested in the stock, I can’t leave without showing this chart, that over 30 years, our number one focus has been creating shareholder value. And we think buying well, selling well, knowing when to walk away, and knowing how to operate and stay focused, has what’s allowed this to happen. I think we are extremely well positioned with the technology change that’s about to happen to the consumer. I think our company has the best technology in and out of the home and we are very focused on making that happen for another 30 years. With that, Ray?

QUESTION AND ANSWER

Moderator

Let’s start with what I think is on everybody’s mind, obviously the Disney bid is on everyone’s mind, but the subtext perhaps, is that this signifies something about Comcast’s commitment to cable. So, let me ask you, go back to right before the AT&T bid when you went public with that and take your commitment to cable, at that point, index it at a 100. Where is it today?

Brian L. Roberts - Comcast Corporation - President & CEO

Before the AT&T bid?

Moderator

Yes, right before the AT&T bid.

Brian L. Roberts - Comcast Corporation - President & CEO

150. If you look at what happened then, not that dissimilar to almost any time we think about doing something, people said, you know what, these are cable systems that can’t be rebuilt, it’s going to cost more than you think. They’ve been run by a phone company and they’ve lost a lot of customers and momentum to satellite. DSL is going to come in and eat cable’s launch, satellite is going to get more aggressive -- and what’s happened? I’m pinching myself, as I’ve said, at how well the integration has gone. We moved a 150 people the first day really three months before. Steve Burke did a fantastic job of organizing the company to be ready for something like this and in that year, we did not think -- we set guidance that we would stop losing subs and never imagined we’d add 140,000 back and in many markets we are growing at the fastest rate they have grown in five years. Nobody could predict high-speed data. Everyone predicted its demise, I think at one point when we said we are going into the high-speed data business and we were going to spend capital to go into it, we got some push back from some corners, and then one day, it was like why don’t you go in faster? So, you never can predict these things and nobody’s crystal ball perfect, but high-speed data is proving to be cable TV of the next generation, and I don’t think there is any end in sight, and the consumer, even though the phone companies cut the price, the consumer knows one is a Cadillac, I saw some friends from General Motors so I’ll stay with their brand, and one is a Chevy. And if I want to go fast and I want to have the best Internet experience and it’s a good value. So, even in the face of a global price alternative in many markets, we added more customers than we did last year and more than we thought we would add. Then along comes the new technologies and I think they are our friend -- two-way video-on-demand. We were at a cable labs meeting talking about, two years ago, how to work more closely with the consumer electronics industry and Bill Gates came and spoke to us, and he basically ended up by saying ‘I’m more excited today about the next ten years than I was in 1996 when I invested in Comcast and the reason is IP’, and at the time I never heard about IP and I went running around and said, ‘What’s he talking about’. But today, voiceover IP is on everybody’s lips, but I am not sure that’s where IP ends and the whole wave of consumers having more access to information and digitization and cables’ two-way capability, and Gates said ‘I am so excited about your prospects in this industry, I am going to do more as Microsoft to try to help you in terms of inventing products, but secondly I am not going to invest in satellite in Rupert’s pending purchasing of Direct like I was five years ago or four years ago, because I don’t -- they don’t have a two-way pipe and it’s cables to lose.’ So, having come through that tunnel of the last 18 months to have the company have the results that we were just able to put up. So, one thing that is driving me nuts is people saying, well you did this because you don’t think cable has a good future. Because I have to tell you, I can see how that’s intellectually understandable that the conclusion is there -- that is not what drove us. We looked at a situation, we don’t want to re-lever, we just came through that period and this seemed like -- they are not asking them to sell out Disney, the notion that, oh, you’re capped out, here is a check. It’s AT&T Wireless, it’s over, you get your money goodbye. That’s not what we are offering. We are saying here’s 42% of a combined enterprise, but we have to look at it and do it in a way that it’s fair to both sets of shareholders but I am more bullish on cable, how could you not be having just come through the excitement of what we’ve done and seeing all the new products whether it’s high-def TV, we are selling some weeks 10,000 to 20,000 a week high-def connections, VOD, the usage is going like this, we’ve just signed a deal with Viacom to get a lot of their content and others are coming along wonderfully. Many people are excited about the phone -- IP phone, at our management conference, we had a whole technology area. Wait until you see video phone, in the next couple of years what happened there, I think we go right past voice, right to a video application, video chat, video email, and the richness of broadband. So, yes I am more bullish than I was 18 months ago when there was certainly at the end of that AT&T process, the business looked like it might be going down, still to have turned it this quickly, how can you not be bullish.

Moderator

Even with a 150% commitment to cable, any acquisition is going to have defensive and offensive aspects to it. Let me take two things you said and ask whether there is a fairly large defensive aspect as well. One is obviously Rupert Murdoch is getting together with DirecTV, presents a different competitive landscape. The other thing a little bit more esoteric, but you mentioned consumer electronics companies. It’s their function to get margin in their product and they get margin by adding intelligence features to their devices, which hang off the edge of your network. Does that not present a double edge sword that may be the cable pipe becomes a little bit more dumber because the intelligence moves away from your controls and content is another way to hedge against something like that?

Brian L. Roberts - Comcast Corporation - President & CEO

There is no black or white reasons why any of us do anything. They are all factors in the decision you make. Ultimately, believe me, don’t believe me we see an opportunity. Here is a company that has got some issues. Shareholders have said so, stock market has said so, the cash flow has said so, last five years, doesn’t mean they are not going to fix them all -- there’s an opportunity we saw that we think our company can help them and make a strategic direction for their future that is better for both companies. Is it a fact that Rupert Murdoch went out and just bought DirecTV? Sure, it’s a fact. Is that a reason to give away our company? Absolutely not, and I don’t think we are going to and I don’t think we want to and I don’t think we have to. Is it a fact that content and distribution handwork together, but don’t have to work together? I think it’s pretty darn obvious. All the people in the business all say, of course, what an opportunity to have both halves of the equation work together. But we have been very disciplined in saying we can’t pay for that opportunity at the expense of your own wonderful company and so, I am not so worried about our future, yes, it’s more competitive than it’s ever been. But we have tremendous plans to deal with that and to take advantage of that as we have the last ten years and the chart you saw for the last five years, you could have sat here five years ago and asked me the same question. Well, gee, satellite is getting more aggressive. Charlie Ergen is going to cut the price, you know, bla bla bla bla,, somebody was saying something at the moment. I think RCN was in rage and there were many other -- there is always a worry and that is what always creates a market, but to do this because we are worried, we are going to be commoditized, or cheapened or irrelevant, the facts just don’t bare that out. And I am paid to worry and I worry about all the things that you worry about, but I don’t know any company in our space that can feel as good about what’s going to happen in 2004 and 2005 to their prospects. At some point, your crystal ball runs out and we just all guessing, but there is no reason to see cable having any real short-term issues and longer term, think ultimately, we’re going to develop new products as we have for 30 years. And that this -- you know what, the cable modem uses one channel and yet 25% or so are going to take it and pay $40 a month for that one channel and it wasn’t invented ten years ago. We have cable labs and all sorts of initiatives to come up with five more great ideas, I don’t know that we’ll ever see one quite as great as that, but some think phone will be, some think video-on-demand, personal video recorders, advertising. How many businesses can be dreaming this many positives and yes, you’ve got that same two competitors you’ve always had and now, you’ve got to give better service to your local and you should have real advantages.

Moderator

One last question on Disney, then I want to get into the cable side a little deeper. If the Disney shareholders agree to sit down and accept any offer that you make, presumably Steve will oversee those businesses. What does that do for the management in the cable side considering going to a very competitive environment out there?

Brian L. Roberts - Comcast Corporation - President & CEO

Well, what we’ve said there is, first of all, we’ve a long time to figure that out between now, signing and closing, you’re looking at well more than a year and, so, one of Steve’s statement has been ‘I’ll do whatever I need to do to help and make the company successful’. He is fantastic, uniquely qualified to help us recruit a team whether that means he goes to California or whether he is Mel Karmazin back home and there is people at all the key jobs, we’ll figure that out together. But we have a great team in the cable. I don’t envision that we’re going to have a problem in any way on that front and either way, I think it’s an exciting place to want to be at Comcast right now We just, again, left our troops. Everybody is upbeat whether we get this deal or not, there is so much happening in the company, and I think Steve is going to be very central to all of that. But one of the things that I think makes our opportunity somewhat unique or somewhat better, is you have a person who has worked at the company you’re talking about in three of the four areas and knows 100 people, or times ten, who either used to work there or would like to work there or are working there now and don’t feel they are getting the opportunity they would like and the cardinal letters are coming in pretty overwhelmingly to say ‘gee, what about this, what about that’ and we’ve sort of just said this isn’t the period of time to dream about all that. But do I think we can take our culture and the best of what they’ve got and create something where Steve helps make that happen and at the same time, not do it with the politics, so that the cable folks aren’t contributing, but I don’t think anyone’s done that as well. I think Viacom has done a pretty good job of integrating -- I think the new Time Warner is certainly trying very hard, Rupert has done it extremely well with NewsCorp. It can be done. And I don’t think you have to take your eye off your core business. Cable will be the heart and soul of our company no matter how the story turns out. That’s all I have ever done for many many years, but people said the same thing when we did QVC. What do you know about retailing? What do you know about E! Entertainment or what do you know, this is a different scale and I don’t kid myself and that’s all the reason we’re going to be disciplined, because we need to be. Final point on it, if you want to move on. Let me just talk about the markets reaction and the offer and everything else. We’ve tried to come up with something that was a fair, reasonable proposition for both shareholders. So we looked at this stock and we made an assumption, it could be a very bad assumption that the stock market is usually right, not always but usually and the longer you go over time, the more right the market tends to be. And the stock for Disney and the stock for Comcast on a relative trading basis for three years, two years, one year, six months, three months, one month, one day. Every one of those relevant measurement periods, our offer was a 10% to an 18% premium. If you look at cash flow, they are in the -- they would get about 38% of the company and if you are on ‘05, including some consensus estimates on their performance, if you look at free cash flow, it’s an even lower number. So, we looked at these relative levels without any inside help, without any encouragement, without -- just knowing what we know and we bid a premium. And we said that should be compelling since nobody is selling. They are getting Steve Burke, hopefully, Brian had some value here, you are getting a 30-year track record of double the S&P 500, you are getting one and one is something more than two. We are not going to go out and pay for that today, because we don’t know what we can do, it is more risky, it is going to take -- it is different and you get 42% of the combined company. Our stock’s gone down 8 billion, theirs has gone up 5 billion, give or take. So either there is a negative 3 billion built into putting the two together, that something bad happens, or there is an anticipation in the marketplace that I don’t think is viable or realistic that we can just keep going and bid against ourselves. And so this would be nice if we can find a way to do it, but what’s happened is the Disney stock has gone up and maybe they have sustainable long-term opportunities and that will be that. Maybe in the end, markets find their own level, if something was $15 to $24 the day before you showed up in that time period and you came in at $26 and that that was clearly a premium, we’ve been arbitraged or maybe the market is speaking then it is what it is. And so, we are not doing this for the wrong reasons, we see it as an opportunity, we still hope it can happen, but I’ve got to tell you I love our core business and we are not going to do anything to distract ourselves in a way that -- we just hope that market finds the right level.

Moderator

Well then let’s ask the market, because that’s the market, and open up for questions. Yes sir.

Audience Member

[Inaudible]

Brian L. Roberts - Comcast Corporation - President & CEO

Okay. The question was how important is it to get wireless to the bundle eventually. We announced a deal with T-Mobile where some of their hot spots or all of their hot spots would be in our markets, Comcast enabled. I think wireless in the house is a great product and so we’re -- that’s part of our offerings. If wireless means cell phones, I personally don’t think that the consumer is going to buy that way. But there is five or six cell phone companies and only one of those people in our markets competes with us, after DSL. So, I think we are always going to have the choice of three or four companies who want to -- if we need to resell or remarket, we’re going to have those options. We used to be in the cellular business and we didn’t do a whole lot together, we didn’t find that how consumers -- they don’t like to buy things that cost $150 a month. They would rather buy three $50 a month products and get the best in breed. But that’s a constantly changing dynamic, but our look at it John is that there is no reason for us to go out and buy a wireless company, because we think there are more of them then there are of us and we can always find a way to partner with them if we need to and we have already.

Moderator

Anybody else? We covered everything. Yes.

Audience Member

[Inaudible]

Brian L. Roberts - Comcast Corporation - President & CEO

Okay. Great question, which is why don’t we go all digital? It would improve our offering compared to satellite. We are very much focused on the all-digital opportunity. So, for the investors who are keeping score of capital spending, let me start by saying we don’t think it’s a big deal. To the investors that are looking at new products and a more competitive and more robust cable industry, I think it’s a very big deal. What is all digital? Well basically today, we have call it -- to make it simple, 80 channels of analog and 100 channels of digital. So, you have 180 channels on your cable, give or take. If you take the 80 channels of analog and make it digital and if you have 10 to 1 compression, you use eight to get the 80. If you have 20 to 1 compression, you use four to get the 80. That gets you back 75% to 90% of all your bandwidth and you give the consumer the same product and now you have all your network has been opened up for 20,000 hours of movies on demand and other programming on demand. It is opened up for video phone, is opened up for all sorts of future uses and high-definition television, all the local signals, maybe more cable signals, high-definition on demand content, right on down the line. More for high-speed Internet, faster speeds, 100 megabits a second instead of 3 megabits a second some day. Everything becomes possible and the whole thing cost where we spent -- how much to rebuild the network Marlene? combined company? $40 billion, $38 billion was the two companies combined, if we had been one company, for $2 billion more over whatever period of years you want to spend it, it will be lost in the scale of what we do. You will be able to have everybody go all-digital if we can develop a $35 to $50 digital box. At our conference, Motorola was showing one for $75, but they think will be $35 in a couple of years and the consumer gets most of all, all digital pictures as you said, all digital sound, but best of all, every home gets on demand. Something satellite can’t do. And I will give you an example of an on demand product. Obviously, there’s episodes of ‘The Sopranos’ last night or the ‘Sex and the City’ final episode or if you missed the basketball game.

But we saw a remote control where you just say, ‘Flyers game’ boom and changes channel or you say, ‘John Wayne movies’, boom, up comes a list of all the now and future John Wayne movies. You can then hit the button, watch it, record it. You can only have that voice interactive simplicity going back to a computer, coming back over our network and it is two way, something satellite can’t do, we don’t believe. So, all digital will have tremendous consumer benefits as we make this transition in the next two to five years, and I think is again one of the big things we are working on.

Moderator

If I can add something, all-digital allows you to also expand the upstream, move it above 54, cap where channel two is, makes the system a lot more symmetrical if you want to go that way.

Brian L. Roberts - Comcast Corporation - President & CEO

Assume you want to do high-def video conferencing, maybe a niche application today. When you actually see it, it blows you away, when you think of peering, peer-to-peer. So, our network, which makes me bullish and why I gave the answer I gave you Ray on the first question, which I think is the litmus-test question, the network 2004 looks as strong and robust as it has ever looked in where we can go from this point forward. It’s why we made a giant bet to buy AT&T, it’s why we made a giant bet to rebuild every system. We stopped looking at the payback. Some investors have said, ‘Oh! My gosh! It’s a little rural pay’. So, you know what this is the strategy that company is on. We are going to put hybrid fiber/coax into every market. We are going to have an all-digital world at some point, and if we give great service, I will give you one other thing that we rolled out at our conference, it is time now to improve our quality of service to the consumer. We’ve put in ten new call centers. AT&T had outsourced it all to Canada and others. We moved it back against the current trend, costing us money, baked into all the numbers I put up in the slides, into the local markets and our internal slogan, not our consumer slogan is, to all of our people, ‘Think customer first’, and we are going to change the evolution that’s happened in the last ten years from a single company focus to multi-competitors. This is now the moment for us to accelerate all the initiatives we have with the customer, and customer service and not just the call centers, but all the technical people, and our ability to sell products and the localism that we have, and nobody else has. And I think, we put all those pieces together, we are in great shape.

Moderator

Now we have time for one more.

Audience Member

You guys have been pretty aggressive with VOD, can you talk about the cost of VOD and I guess once you guys get to the 85% coverage does spending drop off pretty significant, or how should we think about that?

Brian L. Roberts - Comcast Corporation - President & CEO

I couldn’t see where you came from, sorry I was looking around. There you are, I got you. I think the spending for VOD will depend if we get access to the content that we hope to have access too, then I think you will continue to see us invest in some nominal way, or depending on what your definition for nominal is, on a $3 billion plus capital budget, less than 10% on interactive services and video-on-demand for our customers, but what is happening is we are changing the way we architect the whole network. Today, video-on-demand is one set of capital spending, video analog is another set of spending, converter box is a spending, high-speed Internet is a group - they spend, telephone is a group, and so on. And our Chief Technical Officer laid out a vision for us to where, and this is back to Bill Gates, in a world of IP, if you ride the scale of what’s happened with all the Internet protocol applications in the world, you are going to be able to, for instance, have video-on-demand servers and a system to access it, but, if you set your parental controls on your TV set, your parental controls work on your Internet, and they work on your video-on-demand. There is one system end-to-end. And one of the announcements that got lost in the hubbub of Disney was the night before we announced that we had purchased 51% of TV Guide, electronic programming guide for our markets, and all of their software development group now work in a joint venture that we have total operational management of and control. So, as we look at the future of our business, we see the end-to-end experience starting with the technology over here and the software to run it here, and the application on another layer, and a consumer at the end. We wanted to have basically one technical team control the whole end-to-end experience. So, that we are not duplicating efforts if we want to make a new application, boom, it can happen. And that goes from back here at the server side, and so today’s video-on-demand servers are all proprietary equipment, tomorrows we hope are going to follow Moore’s Law, and are going to be Internet protocol based systems with taking a cheapening storage in the world and a massive advancement in computing power, and have that all ride to the benefit of our network. And so, Dave said we used to be in silos, Dave Fellows, our CTO now we are going with one vertical stack.

Moderator

I’m afraid we are out of time…oh, one more.

Audience Member

Does the transaction with QVC preclude you from starting another shopping channel?

Brian L. Roberts - Comcast Corporation - President & CEO

No, it does not. Thank you all very much.

Note: the following notice is included to meet certain legal requirements:

FORWARD LOOKING STATEMENTS

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of those words and other comparable words. Comcast Corporation (“Comcast”) wishes to take advantage of the “safe harbor” provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and The Walt Disney Company (“Disney”) may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Comcast/Disney transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Comcast/Disney transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Comcast/Disney transaction; (5) the regulatory approvals required for the Comcast/Disney transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast or Disney services; (11) the ability to expand distribution; (12) changes in labor, programming, equipment and capital costs or availability; (13) the continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) international, political and military developments that may affect, among other things, travel and leisure businesses generally or Disney’s parks and resorts operations specifically, or result in increases in broadcasting costs or loss of advertising revenue; (16) adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at Disney’s parks and resorts; (17) general business and economic conditions; and (18) other risks described from time to time in Comcast’s periodic reports filed with the Securities and Exchange Commission (the “Commission”).

ADDITIONAL INFORMATION

     Investors and security holders are urged to read the disclosure documents regarding the proposed Comcast/Disney transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by Comcast. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Comcast with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Comcast by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

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